Exhibit 99.3

Pacific Drilling Successfully Emerges from Chapter 11 Proceedings

LUXEMBOURG (November 19, 2018) — Pacific Drilling S.A. (OTC: PACDQ) (the “Company”) announced that effective today the Company and certain of its affiliated chapter 11 debtors have emerged from bankruptcy after successfully completing restructuring transactions pursuant to their chapter 11 plan of reorganization (the “Plan”).

In connection with emergence from bankruptcy, the Company raised $1.5 billion in gross proceeds in new capital, consisting of $1.0 billion of new secured notes and $500 million of equity.

Pursuant to the Plan, the Company equitized approximately $1.85 billion in pre-petition debt associated with the Company’s Term Loan B, 2017 Notes and 2020 Notes, and paid in full approximately $1.2 billion of debt related to its pre-petition senior secured credit facility, revolving credit facility and the post-petition debtor-in-possession financing. Customer, employee and ordinary trade claims were unimpaired.

The Plan has strengthened the Company’s balance sheet by significantly reducing its leverage and enhancing its liquidity, with approximately $400 million in cash upon emergence and no debt maturities until late 2023, positioning the Company to take advantage of its dedicated, high-specification deepwater drillship fleet in anticipation of an improving market for offshore drilling services.

Following a reverse stock split and the issuances of common shares in connection with the Plan, the Company has approximately 75.0 million shares outstanding. The Company’s shares prior to the Company’s emergence from the Chapter 11 proceedings have been diluted such that they represent in the aggregate less than 0.003% of the Company’s outstanding shares.

Any questions regarding distributions pursuant to the Plan should be directed to the Company’s claims agent, Prime Clerk, at the numbers provided below.

The Company was principally advised by Togut, Segal & Segal LLP and Jones Walker LLP.

In accordance with the Plan, a newly constituted Board of Directors of the Company was appointed, consisting of W. Matt Ralls (Chairman), Bernie G. Wolford Jr. and David Weinstein as Class A Directors and Daniel Han, Donald Platner, and Kiran Ramineni as Class B Directors.

In addition, the Company announced today that Bernie G. Wolford Jr. has been appointed Chief Executive Officer of the Company, effective immediately. Mr. Wolford succeeds Paul T. Reese, who served as Chief Executive Officer of the Company since August 2017.

Prior to joining the Company, Mr. Wolford served as Senior Vice President – Operations of Noble Corporation (“Noble”) since February 2012 and Vice President – Operational Excellence from March 2010 to February 2012. Mr. Wolford began his career in the offshore drilling industry with Transworld Drilling Company in 1981, which was subsequently acquired by Noble.

“On behalf of the Board and the entire Company, I want to thank Paul for his service and contributions to the Company, especially during the reorganization. We wish him the very best in his future endeavors,” said W. Matt Ralls, Chairman of the Company’s Board of Directors.

Additional information regarding the Company’s new capital structure and restructuring details can be found at the Company’s restructuring website at www.pacificdrilling.com/restructuring, in the Company’s filings with the Securities and Exchange Commission at www.pacificdrilling.com/investor-relations/sec-filings, and via the Company’s restructuring information line at +1 866-396-3566 (Toll Free) or +1 646-795-6175 (International Number).

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

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